                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                        Commission File Number: 0-24352

                                INTERIORS, INC.
             (Exact name of registrant as specified in its charter)

                             320 Washington Street
                           Mt. Vernon, New York 10553
                                 (914) 665-5400
               (Address, including zip code and telephone number,
       including area code, of registrant's principal executive offices)

               Class WA Redeemable Common Stock Purchase Warrants
            (Title of each class of securities covered by this Form)

                Class A Common Stock, par value $.001 per share
 Series A 10% Cumulative Convertible Preferred Stock, par value $.01 per share
               Class WB Redeemable Common Stock Purchase Warrants
               Class WC Redeemable Common Stock Purchase Warrants
             (Titles of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]        Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii)     [ ]        Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)      [ ]        Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii)     [ ]        Rule 15d-6             [ ]
         Rule 12h-3(b)(1)(i)      [X]

Approximate number of holders of record as of the certification or notice date: -0-

                             ----------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Interiors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: October 29, 1998               BY: /s/ MAX MUNN
                                         -------------------------------------
                                         Max Munn
                                         President and Chief Executive Office